FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui approved investment for Robe River J/V port expansion in Western Australia

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 22, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: December 22, 2010
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

December 22, 2010

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui approved investment for Robe River J/V port expansion in Western Australia

Mitsui & Co., Ltd. (“Mitsui”) (Head Office: Tokyo, Japan, President and CEO: Masami Iijima), approved today the investment of A$1.25 billion through its 100% subsidiary Mitsui Iron Ore Development Pty. Ltd. for the expansion of iron ore export capacity at Cape Lambert (also known as Port Walcott), owned by Robe River J/V(Rio Tinto 53%, Mitsui 33%, Others 14%) in the Pilbara region of Western Australia, from its current nameplate capacity of 80 million tons to 133 million tons per annum.

The investment is expected to total A$3.78 billion and J/V participants will share the cost pro-rata based on each shareholder’s ratio. Completion of the expansion is scheduled by the end of 2013 calendar year.

Attachment: Pilbara Region of Western Australia

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Pilbara Region of Western Australia

INDIAN OCEAN
Port Walcott
Wickham
Karratha
Cape Lambert
PERTH
SYDNEY
MELBOURNE
Robe River Railway
Distance 196km
Pannawonica
Mesa A
Mesa J
Robe River
West Angelas Railway
Distance 412km
Iron Mine
Railway
Port
N
0
50km
100km
West Angelas